Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Marlin Midstream GP, LLC

and

The Unitholders of Marlin Midstream Partners, LP

and

The General Partner of Marlin Midstream Partners, LP:

We consent to the use of our report dated March 11, 2015, with respect to the consolidated balance sheets of Marlin Midstream Partners, LP and subsidiaries as of December 31, 2014 and 2013, and the related consolidated and combined statements of operations and comprehensive income (loss), partners’ capital and member’s equity, and cash flows for each of the years in the three year period ended December 31, 2014, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas
April 16, 2015